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                                 EXHIBIT 20.1













FOR IMMEDIATE RELEASE


              JOHN B. SANFILIPPO & SON ANNOUNCES THE RESIGNATION
                          OF EXECUTIVE VP LARRY RAY

ELK GROVE VILLAGE, IL, JULY 3, 1996-JOHN B. SANFILIPPO & SON (NASDAQ: JBSS) today announced that, effective August 2, 1996, Larry D. Ray will resign as executive vice president, sales and marketing, and as a member of the company's board of directors. Mr. Ray has accepted a position as president and chief executive officer with Shade Foods, Inc., a private company. "Mr. Ray has worked for the company for 18 years and we are disappointed that he has decided to leave us," stated Jasper B. Sanfilippo, chairman and chief executive officer. "However, we understand that this represents a great opportunity for Larry and most likely was a difficult decision. Everyone in the company joins me in wishing Larry the best in his new career."

        The company does not intend to replace the position of executive vice president, sales and marketing. A restructuring of the sales and marketing departments will be undertaken. A new member of the board of directors will be appointed at the July 30, 1996, directors' meeting.

        John B. Sanfilippo & Son, Inc. is a processor, packager, marketer and distributor of shelled, in-shell nuts and sesame sticks that are sold under a variety of private labels and under the company's Evon's(R), Fisher(R), Sunshine Country(R), Flavor Tree(R) and Texas Pride(TM) brand names. The company also markets and distributes a diverse product line of other food and snack items.